Exhibit 99.3

Financial Results for the Nine Months Ended September 30, 2025

On October 28, 2025, we announced our financial results for the third quarter ended September 30, 2025, and on December 2, 2025, we furnished our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2025, and 2024. You should read the following in conjunction with the unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2025 and 2024 and related notes in our Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on December 2, 2025, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2024, appearing in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) and Item 5—“Operating and Financial Review and Prospects” of the Annual Report. The following may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the information provided under the caption “Risk Factors” in our Annual Report and other factors discussed in our subsequent public filings with the SEC, which are hereby incorporated by reference. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Results for the nine months ended September 30, 2025 are not necessarily indicative of results that may be expected for the year ending December 31, 2025.

•	Total Revenues grew to $1,980.5 million for the first nine months of 2025, up 6% from $1,861.3 million in the first nine months of 2024, primarily driven by Product demand and Subscription services.

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Security Subscriptions Revenues grew to $893.9 million, up 10% from $812.0 million in the first nine months of 2024. Our subscription services performance continues to be driven by adoption of our emerging technologies and recent acquisition products, with key offerings such as Harmony SASE, Harmony Email & Collaboration, and External Risk Management delivering over 40% ARR growth year over year and becoming an increasingly significant part of our business.

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GAAP Operating expenses in the first nine months of 2025 were $1,382.3 million, an increase of 12%, primarily driven by our continued organic investments as well as the added impact of the Cyberint and Veriti acquisitions, which were not included in first nine months of 2024.

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Non-GAAP Operating expenses in the first nine months of 2025 were $1,168.9 million, an increase of 9%,  primarily driven by our continued organic investments as well as the added impact of the Cyberint and Veriti acquisitions, which were not included in first nine months of 2024.

•	GAAP Operating Income for the first nine months of 2025 was $598.2 million, representing 30% of total revenues, compared to $621.7 million in the first nine months of 2024.

•	Non-GAAP Operating Income for the first nine months of 2025 was $811.6 million, representing 41% of total revenues, compared to $791.1 million in the first nine months of 2024.

•	Diluted GAAP earnings per share for the first nine months of 2025 was $6.81 compared to $5.16 in the first nine months of 2024.

•	Diluted Non-GAAP earnings per share for the first nine months of 2025 was $8.50 compared to $6.45 in the first nine months of 2024.

Liquidity and Capital Resources

During the nine months ended September 30, 2025, and the year ended December 31, 2024, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $2,817 million as of September 30, 2025 and $2,784 million as of December 31, 2024. Our cash and cash equivalents and short-term investments were $1,469 million as of September 30, 2025 and $1,372 million as of December 31, 2024. Our long-term interest bearing investments were $1,348 million as of September 30, 2025 and $1,412 million as of December 31, 2024. The majority of our financial assets are held and managed through the parent company in Israel and our subsidiaries in Canada and the U.S. In October 2025 we used total net cash consideration of $187 million in connection with the closing of the acquisition of Lakera discussed below.

Our investments in marketable securities are classified as AFS. AFS securities are carried at fair value, with the unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Amortization of premium, discount and interest is recorded in our statements of income.

 Our liquidity could be negatively affected by a decrease in demand for our products and services or increase in employment costs. Also, if the financial system or the credit markets deteriorate or remain volatile, our investment portfolio may be impacted, and the values and liquidity of our investments could be adversely affected.

 Our principal sources of liquidity consist of our cash and cash equivalents, short-term bank deposits and marketable securities (which aggregated $2,817 million as of September 30, 2025) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to meet our normal operating requirements during the next 12 months and the foreseeable future and to fund capital expenditures.

Recent Developments

In October 2025, we completed the acquisition of Lakera, a AI-native security platforms for Agentic AI applications, and in June 2025, we completed the acquisition of Verity Security Ltd., a company that develops and markets cyber software platforms that combines AI and machine learning.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with GAAP, we use non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Our management believes the non-GAAP financial information provided in this report is useful to investors’ understanding and assessment of our ongoing core operations and prospects for the future. Historically, we have also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this report to the most directly comparable GAAP financial measures is included with the financial statements contained in the report below. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; appointments and departures of our executive officers; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this report are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2025. The forward-looking statements in this report are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Nine Months Ended
	September 30,
	2025	2024

GAAP operating income	$598.2	$621.7
Stock-based compensation (1)	149.2	119.9
Amortization of intangible assets and acquisition related expenses (2)	64.2	49.5
Non-GAAP operating income	$811.6	$791.1

GAAP net income	$752.4	$588.2
Stock-based compensation (1)	149.2	119.9
Amortization of intangible assets and acquisition related expenses (2)	64.2	49.5
Taxes on the above items (3)	(26.8)	(21.7)
Non-GAAP net income	$939.0	$735.9

Diluted GAAP Earnings per share	$6.81	$5.16
Stock-based compensation (1)	1.35	1.04
Amortization of intangible assets and acquisition related expenses (2)	0.58	0.44
Taxes on the above items (3)	(0.24)	(0.19)
Diluted Non-GAAP Earnings per share	$8.50	$6.45

Number of shares used in computing diluted Non-GAAP earnings per share	110.4	114.1

(1) Stock-based compensation:
Cost of products and licenses	$0.3	$0.3
Cost of software updates and maintenance	9.7	6.2
Research and development	55.7	42.3
Selling and marketing	57.1	46.2
General and administrative	26.4	24.9
	149.2	119.9

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	23.7	17.4
Research and development	2.7	4.8
Selling and marketing	37.8	27.3
	64.2	49.5
(3) Taxes on the above items	(26.8)	(21.7)

Total, net	$186.6	$147.7